UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2019

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Nuestra Señora de los Ángeles 179

Las Condes, Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM
1.	Press Release dated April 11, 2019 titled “GeoPark Announces First Quarter 2019 Operational Update”

Item 1

FOR IMMEDIATE DISTRIBUTION

GEOPARK ANNOUNCES FIRST QUARTER 2019 OPERATIONAL UPDATE

ANOTHER QUARTER OF RECORD OIL AND GAS PRODUCTION,

DRILLING SUCCESS ACROSS THE PORTFOLIO AND IMPORTANT NEW COUNTRY ENTRY

Bogota, Colombia – April 11, 2019 - GeoPark Limited (“GeoPark” or the “Company”) (NYSE: GPRK), a leading independent Latin American oil and gas explorer, operator and consolidator with operations and growth platforms in Colombia, Peru, Argentina, Brazil, Chile and Ecuador, today announced its operational update for the three-month period ended March 31, 2019 (“1Q2019”).

All figures are expressed in US Dollars and growth comparisons refer to the same period of the prior year, except when otherwise specified.

First Quarter 2019 Highlights

Record Oil and Gas Production

•	Consolidated oil and gas production up 23% to 39,557 boepd

•	Gross operated production in Colombia, Chile and Argentina surpassed 75,000 boepd

•	Oil production increased by 26% to 34,358 bopd (up 5% compared to 4Q2018)

•	Gas production increased by 7% to 34.4 mmcfpd

Drill Bit Success

•	In Colombia: five new wells were tested and put on production in the Llanos 34 block (GeoPark operated, 45% WI), adding 5,600 bopd gross

•	In Argentina, the Challaco Bajo 1001 well, targeting a new tight gas play in the El Porvenir block (GeoPark operated, 100% WI) was successfully tested and put on production

New Infrastructure in Colombia

•	Flowline construction to connect the Llanos 34 block to regional pipeline on budget and completed

New Country Entry: Ecuador

•	Acquired low-cost, low-risk exploration acreage with the Espejo and Perico blocks (GeoPark, 50% WI), in the prolific Oriente basin in Ecuador

Adding Value for Shareholders

•	Invested $12 million in the share buyback program initiated in December 2018, buying 810,500 shares while executing self-funded growth work programs

Catalysts: 2Q2019

•	Testing three wells and drilling six new wells, including development, appraisal and exploration wells across GeoPark’s pan-regional portfolio in Colombia, Argentina, Brazil and Chile

Breakdown of Quarterly Production by Country

The following table shows production figures for 1Q2019, as compared to 1Q2018:

	1Q2019			1Q2018
	Total (boepd)	Oil (bopd)[a]	Gas (mcfpd)	Total (boepd)	% Chg.
Colombia	32,131	31,970	966	26,405	+22%
Brazil	1,960	30	11,580	2,775	-29%
Chile	2,961	685	13,656	2,873	+3%
Argentina	2,505	1,673	4,992	142	-
Total	39,557	34,358	31,194	32,195	+23%

a)	Includes royalties paid in kind in Colombia for approximately 1,295 bopd in 1Q2019. No royalties were paid in kind in Brazil, Chile or Argentina.

Quarterly Production Evolution

(boepd)	1Q2019	4Q2018	3Q2018	2Q2018	1Q2018
Colombia	32,131	30,641	29,139	27,940	26,405
Brazil	1,960	2,894	3,124	2,904	2,775
Chile	2,961	2,823	2,632	2,559	2,873
Argentina	2,505	2,383	2,319	2,467	142
Total	39,557	38,741	37,214	35,870	32,195
Oil	34,358	32,859	31,266	30,249	27,345
Gas	5,199	5,882	5,948	5,621	4,850

Oil and Gas Production Update

Consolidated:

Overall oil and gas production grew by 23% to 39,557 boepd in 1Q2019 from 32,195 boepd in 1Q2018, due to increased production in Colombia and Chile, and new production from the Argentina acquisition, partially offset by lower production in Brazil.

Oil represented 87% of total reported production compared to 85% in 1Q2018.

Colombia:

Average net production in Colombia grew 22% to 32,131 boepd in 1Q2019 compared to 26,405 boepd in 1Q2018, reflecting continued successful exploration, appraisal and development drilling in the Llanos 34 block, which represented 96% of Colombian production in 1Q2019.

The Llanos 34 block 1Q2019 operational results were:

Development and appraisal drilling:

•	Five new wells were tested and put on production, including Tigana Sur Oeste 10, Aruco 2, Tigui 2, Jacana 23 and Jacana 31, which are currently producing 5,600 bopd gross.

Infrastructure update:

•	The flowline to connect the Llanos 34 block to the Oleoducto de los Llanos (ODL) was completed and is ready to operate. Oil is expected to start flowing from the Jacana oil field to the ODL during April 2019, following a site visit and final consent from the Colombian regulatory body, Agencia Nacional de Hidrocarburos (ANH). Net capital expenditures totaled approximately $16 million, within the guidance of $15-20 million. This flowline will support future production growth and will reduce transportation and operating costs.

Peru:

During 1Q2019, as part of the approval process, GeoPark received input and feedback on its Environmental Impact Assessment (EIA) to initiate development activities in the Situche Central oil field in the Morona block (GeoPark operated, 75% WI). Comments received include observations by all stakeholders in the area of influence of the Morona project, including local communities, governmental agencies and non-governmental organizations. The Company is currently working to provide in-depth answers to local authorities during April 2019. Following the final review by SENACE, EIA final approval is expected during 2Q2019. The EIA approval process represents the final step before initiating development activities in the Situche Central oil field.

Equipment to be used in early production facilities has been delivered and engineering works are proceeding on the dock at Morona base camp. Seasonal weather conditions and the final timing of EIA approval could impact logistics and commissioning of early production facilities. Consequently, a significant portion of the Peru 2019 capital expenditures may be deferred to 2020. First oil is expected by year-end 2020.

The Morona block contains the Situche Central light oil field, which has been delineated by two wells that tested combined production rates of 7,500 bopd. As of December 2018, D&M certified gross 3P reserves of 198.3 mmbo for the Situche Central oil field, with an associated NPV10 of over $2 billion.

Argentina:

Average net production in Argentina totaled 2,505 boepd in 1Q2019 (67% oil, 33% gas) corresponding to the acquisition of the Aguada Baguales, El Porvenir and Puesto Touquet blocks in the Neuquen basin. Both oil and gas production levels increased by approximately 5% compared to 4Q2018, due to an ongoing secondary recovery optimization project and a successful test of a new tight gas play, in the Challaco Bajo field, in the El Porvenir block (GeoPark operated, 100% WI):

Testing and drilling activities in the El Porvenir block:

•	Challaco Bajo 1001 well targeting a tight gas play was successfully tested during 1Q2019. The well tested 726 mcfpd (or 120 boepd) due to initial calibration and start-up constraints in early production facilities. The production potential from this well could reach 2,400-3,600 mcfpd (or 480-600 boepd).

•	Challaco Bajo 2002 well was drilled to a total depth of 8,856 feet. Initial test results were 565 mcfpd of gas and 60 bopd of light oil (or 160 boepd). The well is currently being tested.

•	Challaco bajo 2005 well was drilled to a total depth of 8,964 feet. Testing activities are expected to begin in April 2019.

Brazil:

Planned maintenance activities in the Manati field (GeoPark non-operated, 10% WI) temporarily reduced net production by 29% to 1,960 boepd in 1Q2019, compared to 2,775 boepd in 1Q2018. The maintenance activities were finished in early April and the Manati field is currently producing 2,600 boepd.

Exploration drilling in the REC-T-128 block (GeoPark operated, 70% WI):

•	Testing activities in the Praia dos Castelhanos 1 exploration well are expected to begin in 2Q2019, following regulatory approvals.

Chile:

Average net oil and gas production in Chile increased by 3% to 2,961 boepd in 1Q2019 compared to 2,873 boepd in 1Q2018 and increased by 5% compared to 4Q2018 due to increased production from the Jauke gas field. The production mix during 1Q2019 was 77% gas and 23% light oil (compared to 69% gas and 31% light oil in 1Q2018). The Fell block (GeoPark operated, 100% WI) represented 100% of Chilean production in 1Q2019.

Development drilling in the Fell block:

•	Jauke 2 gas well was drilled to a total depth of 9,686 feet. Testing activities are expected to begin in May 2019.

Ecuador:

On March 12, 2019, GeoPark was awarded the Espejo and Perico blocks in the Intracampos bid round in Quito, Ecuador.

The Espejo and Perico blocks are attractive, low-risk exploration blocks located in Sucumbíos Province in the north-eastern part of Ecuador in the Oriente basin. Both blocks are covered with 3D seismic and are adjacent to multiple producing fields and existing infrastructure. More than five multilayer and ready-to-drill light oil prospects and leads have been identified on these blocks. Geoscience evaluation is ongoing and field operations are expected to start in late 2019 or early 2020.

The winning bid consisted of a minimum investment program including 55 sq km of 3D seismic in the Espejo block and drilling four exploration wells in each block, with a total estimated investment commitment of $60 million ($30 million net to GeoPark) over the next four years. Frontera Energy has a 50% working interest in the consortium.

Final award of the blocks is contingent upon regulatory approvals and the execution of the contracts, expected in the 2Q2019.

2Q2019 Drilling Schedule

The following is a summary of expected drilling and testing activities scheduled for 2Q2019:

	Prospect/Well[a]	Country	Block	WI	Type
1	Tigana Sur Oeste 9	Colombia	Llanos 34	45%	Development
2	Tua 12	Colombia	Llanos 34	45%	Development
3	Tigana Norte 15	Colombia	Llanos 34	45%	Development
4	Tigana Norte 18	Colombia	Llanos 34	45%	Development
5	Jacana 15	Colombia	Llanos 34	45%	Development
6	Jacana 16	Colombia	Llanos 34	45%	Development
7	Challaco Bajo-2005 [b]	Argentina	El Porvenir	100%	Appraisal
8	Jauke 2 [b]	Chile	Fell	100%	Development
9	Praia dos Castelhanos 1 [b]	Brazil	REC-T-128	70%	Exploration

a)	Information included in the table above is subject to change and may also be subject to partner or regulatory approval

b)	Drilling initiated or completed with testing activities expected in 2Q2019

OTHER NEWS / RECENT EVENTS

Reporting dates for 1Q2019 results release and conference call

GeoPark will report its 1Q2019 financial results on May 8, 2019, after the market close. In conjunction with the 1Q2019 results press release, GeoPark management will host a conference call on May 9, 2019 at 11:00 am (Eastern Time) to discuss 1Q2019 financial results.

To listen to the call, participants can access the webcast located in the Investor Support section of the Company’s website at www.geo-park.com.

Interested parties may participate in the conference call by dialing the numbers provided below:

United States Participants: 866-547-1509

International Participants: +1 920-663-6208

Passcode: 7551936

Please allow extra time prior to the call to visit the website and download any streaming media software that might be required to listen to the webcast. An archive of the webcast replay will be made available in the Investor Support section of the Company’s website at www.geo-park.com after the conclusion of the live call.

For further information please contact: INVESTORS:
Stacy Steimel – Shareholder Value Director	ssteimel@geo-park.com
Santiago, Chile
T: +562 2242 9600

Miguel Bello – Market Access Director	mbello@geo-park.com
Santiago, Chile
T: +262 2242 9600

MEDIA:
Jared Levy – Sard Verbinnen & Co	jlevy@sardverb.com
New York, USA
T: +1 (212) 687-8080

Kelsey Markovich – Sard Verbinnen & Co New York, USA T: +1 (212) 687-8080	kmarkovich@sardverb.com

GLOSSARY

Adjusted EBITDA

Adjusted EBITDA is defined as profit for the period before net finance costs, income tax, depreciation, amortization, certain non-cash items such as impairments and write-offs of unsuccessful efforts, accrual of share-based payments, unrealized results on commodity risk management contracts and other non-recurring events

Adjusted EBITDA per boe	Adjusted EBITDA divided by total boe deliveries
Operating netback per boe

Revenue, less production and operating costs (net of depreciation charges and accrual of stock options and stock awards) and selling expenses, divided by total boe deliveries. Operating netback is equivalent to Adjusted EBITDA net of cash expenses included in Administrative, Geological and Geophysical and Other operating costs

Bbl	Barrel
Boe	Barrels of oil equivalent
Boepd	Barrels of oil equivalent per day
Bopd	Barrels of oil per day
CEOP	Contrato Especial de Operacion Petrolera (Special Petroleum Operations Contract)
D&M	DeGolyer and MacNaughton
F&D costs	Finding and development costs, calculated as capital expenditures divided by the applicable net reserves additions before changes in Future Development Capital
LTM	Last Twelve Months
Mboe	Thousand barrels of oil equivalent
Mmbo	Million barrels of oil
Mmboe	Million barrels of oil equivalent
Mcfpd	Thousand cubic feet per day
Mmcfpd	Million cubic feet per day
Mm3/day	Thousand cubic meters per day
NPV10	Present value of estimated future oil and gas revenues, net of estimated direct expenses, discounted at an annual rate of 10%
PRMS	Petroleum Resources Management System
SENACE	Servicio Nacional de Certificacion Ambiental Para Las Inversiones Sostenibles
SPE	Society of Petroleum Engineers
Sqkm	Square Kilometer
WI	Working Interest

NOTICE

Additional information about GeoPark can be found in the “Investor Support” section on the website at www.geo-park.com.

Rounding amounts and percentages: Certain amounts and percentages included in this press release have been rounded for ease of presentation. Percentage figures included in this press release have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this press release may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this press release may not sum due to rounding.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release contains statements that constitute forward-looking statements. Many of the forward- looking statements contained in this press release can be identified by the use of forward-looking words such as ‘‘anticipate,’’ ‘‘believe,’’ ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential,’’ among others.

Forward-looking statements that appear in a number of places in this press release include, but are not limited to, statements regarding the intent, belief or current expectations, regarding various matters, including expected production growth, expected schedule, economic recovery, payback timing, IRR, drilling activities, demand for oil and gas, capital expenditures plan, regulatory approvals, reserves and exploration resources. Forward-looking statements are based on management’s beliefs and assumptions, and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors. Oil and gas production figures included in this release are stated before the effect of royalties paid in kind, consumption and losses, except when specified.

Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances, or to reflect the occurrence of unanticipated events. For a discussion of the risks facing the Company which could affect whether these forward-looking statements are realized, see filings with the U.S. Securities and Exchange Commission.

Readers are cautioned that the exploration resources disclosed in this press release are not necessarily indicative of long-term performance or of ultimate recovery. Unrisked prospective resources are not risked for change of development or chance of discovery. If a discovery is made, there is no certainty that it will be developed or, if it is developed, there is no certainty as to the timing of such development. There is no certainty that any portion of the Prospective Resources will be discovered. If discovered, there is no certainty that it will be commercially viable to produce any portion of the resources. Prospective Resource volumes are presented as unrisked.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Andrés Ocampo
	Name:	Andrés Ocampo
	Title:	Chief Financial Officer

Date: April 11, 2019